Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2006

Prepared as at February 27, 2007

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	4

Business environment	5
Risk factors	5
Forward looking statements	5
Business plan	6

Results of operations	7

Liquidity and Capital Resources	11
Working capital	11
Key contractual obligations	11
Off balance sheet arrangements	12

Transactions with related parties	12

Financial and derivative instruments	13

Critical accounting estimates	13

Evaluation of disclosure controls and procedures	13

Outlook	14
Current outlook	14

Public securities filing	14

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation (formerly Noble House Entertainment Inc.) for the three and six months ended December 31, 2006 should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended December 31, 2006 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2006. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at February 27, 2007. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

On October 12, 2006, the Company changed its name to LiveReel Media Corporation from Noble House Entertainment Inc. On October 20, 2006, the Company also received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

During the three months ended September 30, 2006, LiveReel entered into an agreement to provide bridge loan financing to a production company up to $1,800,000. All amounts under the facility were repaid in the three months ended December 31, 2006. The Company entered into additional financing agreements totalling $625,000 in further financing to assist in the development of a feature film being developed by said production company. A portion of this financing was repaid prior to quarter end and further repayments were made subsequent to quarter end. Additional amounts outstanding are expected to be repaid upon successful completion and distribution of the film.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) (formerly Noble House Film and Television Inc.) formalized distribution arrangements for one of its recently completed films, King of Sorrow. The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.

The following table summarizes financial information for the 2nd quarter 2007 and the preceding seven quarters:

Fiscal year	2007		2006		2005
Quarters ended	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005

Total Revenue	33,943	6,810	-	-	7,052	-	5,031	-
Loss from continuing operations	(41,707)	(185,061)	(402,078)	(144,392)	(70,352)	(65,275)	(196,819)	(38,282)
Net loss per share - basic and diluted	0.00	(0.01)	(0.03)	(0.02)	(0.01)	(0.01)	(0.02)	0.00

During the quarter ended December 31, 2006, losses were reduced from the quarter ended September 30, 2006 as the Company reduced its staff at its wholly owned subsidiary, LRPC, and had a foreign exchange gain due to the weakening Canadian dollar against the US dollar. This was a further improvement from the quarter ended June 30, 2006 when the Company wrote down the value of much of its intellectual property. This was based on a detailed review of the scripts and distribution agreements acquired in November 2004, and resulted in a writedown of $207,500 in the quarter ended June 30, 2006. Otherwise, the general increase in losses from March 31, 2005 through September 30, 2006 were mainly due to operating expenses of LRPC, which became operational from February 2005 onward.

Number of Common Shares and Warrants

These are as follows on December 31, 2006 and February 27, 2007, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	13,721,744

Warrants issued in November 2004	3,500,000	$0.50	November 30, 2008

Warrants issued in April 2006	1,193,600	$0.50	March 28, 2008 to April 11, 2008

Warrants issued in June 2006	1,500,000	$0.50	June 26, 2008
	6,193,600
Warrants are convertible into an equal number of common shares of the Company on or before the expiry date. On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2006, except as detailed below:

Investment Strategy

We have received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders. We are not limited to any particular industry or type of business, and we may choose to stay within the film industry. We have not yet identified or selected any specific investment opportunity. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

Forward looking statements

This report contains forward-looking statements. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Company’s current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements. Risks and uncertainties include, but are not limited to:

► The Company’s lack of substantial operating history
► The success of the film projects in which the Company has interests
► The impact of competition
► The enforceability of legal rights
► The volatility of the entertainment industry
► Changes to the regulatory environment
►Technological changes that increase competition or facilitate the infringement of the Company’s intellectual property

Important factors that could cause the actual results to differ materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the Company’s 2006 fiscal period. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. The Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Business Plan and Strategy

The Company’s business plan continues to evolve in the second quarter of fiscal 2007. During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films. However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach in the final quarter of fiscal 2006.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time. The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During the three month period ended September 30, 2006, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past. The Company entered into a bridging loan agreement which calls for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet. All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006. The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet. Approximately $420,000 of this amount was repaid prior to year end, and an additional $75,000 was repaid subsequent to year end. Additional amounts borrowed under the facility plus interest earned will be repaid out of future net revenues of The Poet.

Results of Operations

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2005	2005
Income	$33,943	$40,753	$7,052	$7,052
Expenses	(75,650)	(267,521)	(77,404)	(142,679)
Net loss for period	(41,707)	(226,768)	(70,352)	(135,627)
Deficit at end of period	(5,707,124)		(4,933,886)

Overview

The following were the key events in the three and six month periods ended December 31, 2006 -

(a) The Company’s subsidiary, LRPC was restructured to reduce the number of full time consultants effective September 1, 2006. The Company entered into an international distribution agreement for its recently completed film, King of Sorrow. The first sales of King of Sorrow occurred at the Berlin Film Festival in February, 2007.

(b) The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. is in the process of developing in the three months ended September 30, 2006. These were repaid in the three months ended December 31, 2006.

(c) In the three months ended December 31, 2006, the Company entered into additional agreements to provide up to $625,000 in additional financing to The Poet Inc., a portion of which has been repaid. The balance of funds outstanding is expected to be repaid through the future sales of the film.

The following were the key events in the first quarter ended December 31, 2005 -

a)
The Company’s subsidiary, LRPC was mainly engaged in providing production consulting services to production companies on two feature films. LRPC was a co-producer in one and consultant on the other. In both cases, revenue for LRPC was to be earned from the distribution of the completed films.

Income

The Company’s primary source of income in the three and six months ended December 31, 2006 was from interest earned on the bridge financing facility provided to a production company described earlier.

Additional revenue was generated by earning interest income on excess cash balances in the three and six months ended December 31, 2006.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2005	2005

Consulting expenses	$34,003	$93,676	$50,020	$99,470
Professional fees	32,902	40,998	8,771	8,771
Shareholder information	12,044	17,133	4,006	5,315
Office and general	11,987	60,167	9,099	17,251
Stock based compensation	11,399	68,399	-	-
Foreign exchange gain	(27,012)	(17,706)	0	-
Bank charges and interest	327	1,108	260	400
Promotion	-	3,746	248	1,472
Amortization of investment in film	-	-	5,000	1,000
and televison programs
	$75,650	$267,521	$77,404	$133,679

Consulting Expenses

Consulting expenses for the three months ended December 31, 2006 of $34,003 include fees paid to a former director and officer of $20,000 and the Chief Financial Officer of $15,000 for consulting services provided during the period. Consulting expenses for the six months ended December 31, 2006 of $93,676 include fees paid to a former director and officer of $40,000 and the Chief Financial Officer of $20,000 for consulting services provided during the period. The balance related to consulting fees paid to 6 individuals who worked for the Company’s subsidiary. Two of the former executives of the subsidiary, Mr. Damian Lee, the former President, and Mr. Lowell Conn, the former vice president, were paid a total of approximately $23,000 in the six month period. All long term consulting contracts with the Company’s former senior management were cancelled without any penalty or further obligation in the three month period ended September 30, 2006.

Consulting expenses for the three and six months ended December 31, 2005 consisted mainly of monthly fees paid to seven consultants working for LRPC, which became fully operational in March 2005. Two of the executives, Damian Lee, the former CEO of the Company and the former president of LRPC and Lowell Conn, the former vice president of LRPC were paid a total of $31,050 in the three months ended December 31, 2005 (six months ended December 31, 2005 - $62,000) as per the terms of five-year consulting contracts.

Professional fees

Professional fees in the three months ended December 31, 2006 were comprised of legal fees of $25,852 and audit fees of $7,050. Legal fees relate primarily to the review of the Company’s public filings and assistance in review of materials for the special meeting of shareholders held October 4, 2006 and audit fees relate to fees being higher than what was previously accrued in the year end accrual for fees. Additional legal fees were incurred in the three month period ended September 30, 2006 relating primarily to the special meeting of shareholders.

Professional fees in both the three and six month period ended December 31, 2005 were $3,925 of legal fees related to costs incurred in submitting a motion to dismiss a case against the Company in a Circuit court in Florida brought by an individual for alleged non receipt of shares in 1997 and $4,846 in a similar shortfall in audit fee estimate compared to the final billing.

Shareholder Information

Shareholder information costs in the three and six months ended December 31, 2006 consist of the cost of holding a special shareholders’ meetings in October 2006, regulatory and related filing fees and transfer agent fees.

Shareholder information costs in the three and six months ended December 31, 2005 comprised transfer agent fees, annual general meeting costs and regulatory and related filing fees.

Office and general

These costs include insurance, rent, telephone, and other general and administration costs.

Insurance costs for the three months ended December 31, 2006 of approximately $11,000 (six months ended December 31, 2006 - $22,000) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time. The expense relates to amortizing one quarter of the cost in the quarter. No such policy was in place a year ago.

Rent for the three months ended December 31, 2006 was nil as the company shared its premises with a production company during the quarter. In the three months ended September 30, 2006, rent was approximately $9,000 as the Company was transitioning locations and was incurring rental costs at two locations. In the three and six months ended December 31, 2005, rent was incurred for the office space of the subsidiary, LRPC, which was rented at $1,300 per month under a month-to month lease as well as a small charge for corporate space from Current Capital Corporation, a shareholder.

Miscellaneous costs include the costs of various small travel, courier, web site development, etc. not categorized elsewhere in the financial statements. These decreased when comparing the three months ended December 31, 2006 to the three months ended December 31, 2005 because of there being fewer employees and consultants in 2006 compared to 2005, and associated administration costs declined accordingly. When comparing the six months ended December 31, 2006 to the six months ended December 31, 2005, other costs increased primarily due to higher travel costs of approximately $19,000 being incurred by the new CEO of the business in the three months ended September 30, 2006.

Foreign exchange gain

Exchange gain for the three months ended December 31, 2006 related entirely to the translation of US dollar balances and transactions into Canadian dollars at December 31, 2006 compared to the exchange rate used at September 30, 2006 as the Canadian dollar weakened against the US dollar. In the three months ended September 30, 2006, the Canadian dollar strengthened against the US dollar, resulting in loss in the period of $9,306. For the three and six months ended December 31, 2005, there were minimal US dollar or other foreign currency transactions or balances and hence no significant exchange gain or loss resulted in the quarter.

Stock based Compensation

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During fiscal 2006, the board of directors of the Company approved and created two new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.
2006 Consultant Stock Compensation Plan covering one million common shares, which were issued to three consultants including a former director for his services as chief financial officer and two other consultants of the company for their services. The shares were valued at $228,000 based on the market price on the date of issuance. $114,001 was expensed in fiscal 2006 and the balance of $113,999 was deferred. An additional $57,000 was amortized in the three month period ended September 30, 2006.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to lack of performance of duties. The Company recorded a reduction in share capital related to the cancellation of shares of $182,400 and an increase in contributed surplus of previously amortized charges of $136,800. It continued to record the amortization of the remaining fair value of the other 200,000 shares of $11,399 during the period.

2.
2006 Stock Option Plan covering one million options. None of the options were granted as at December 31, 2006. On February 9, 2007, 1,000,000 options were granted to management by the Board of Directors. On the same date the Board of Directors increased the number of options available to be granted under the plan to 3,000,000.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script has been developed into a feature film for which the Company held the certain distribution rights. As at December 31, 2006, September 30, 2006 and June 30, 2006, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

In the three month and six month periods ended December 31, 2005, the carrying value of distribution agreements had been amortised over 36 months on a straight line method as per the Company’s policy. The amortisation for the quarter and the six months reflected pro-rata amortisation. No further adjustment was considered necessary on the basis of the evaluation carried out by the management at that time.

Liquidity and Capital Resources

Working Capital

As at December 31, 2006, the Company had a net working capital position of $2,222,890 compared to a working capital position of $2,314, 720 at September 30, 2006 and $2,499,781 as of June 30, 2006. Cash on hand as at December 31, 2006 was $1,911,301 compared to $2,140,670 in cash and treasury bills as at June 30, 2006.

The working capital position has declined by approximately $90,000 on a quarter over quarter basis due to the financing of the operating loss of the business in the three months ended December 31, 2006 and the financing of a feature film as disclosed earlier.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 12 - commitments and contingent liabilities to the consolidated financial statements for the quarter ended September 30, 2006.

Off balance sheet arrangements

At December 31, 2006 and 2005, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and six months ended December 31, 2006 and 2005 are:

i.
Consulting fees include $15,000 paid to the Chief Financial Officer for services rendered during the period and $20,000 of fees paid to a former director and officer for various services. (2005 - $18,000 paid to a former director). Consulting fees for the six months ended December 31, 2006 include $20,000 paid to the Chief Financial Officer for services rendered during the period and $40,000 of fees paid to a former director and officer for various services. (six months ended December 31, 2005 - $36,000 paid to a former director).

ii.	Current Capital Corp., a shareholder corporation where former directors of the Company serve as consultants and owned by one of the former directors charged approximately $nil for the premises rent, telephone and other office expenses in the three and six months ended December 31, 2006 (three months ended December 31, 2005 - $1,113; six months ended December 31, 2006 - $1,883).

iii.
Rent of $nil was charged in the three months ended December 31, 2006 and $3,900 in the six months ended December 31, 2006 for premises owned by a former director and officer of the Company (three months ended December 31, 2005 - $3,900; six months ended December 31, 2005 - $7,800).

iv.
Included in accounts receivable and prepayments is a sum of $193,243 (2005 - $13,645) advanced to a production company owned by a former officer and director of the Company and a former officer of LRPC.

v.	Included in accounts payable and accrued liabilities is a sum of nil (2005 - $235,493) due to Current Capital Corp., where former directors of the Company serve as consultants, which is owned by one of the former directors of the Company and is a shareholder of the Company.

vi.	Included in accounts payable and accrued liabilities is a production advance of $26,540 (2005 - $23,900) from a production company in which a former director and officer of the Company and a former officer of LRPC are the shareholders.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at December 31, 2006.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended December 31, 2006 and 2005, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2006. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2006.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $1.9 million in cash with no significant debts. It has the backing of new shareholders with considerable financial strength and network in the entertainment industry. These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com